Skadden, Arps, Slate, Meagher & Flom llp
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Mr. Larry Greene		SHANGHAI
Senior Counsel		SINGAPORE
Securities and Exchange Commission		SYDNEY
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
RE: Van Kampen U.S. Government Trust
File Numbers 811-03950 and 002-89190
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on February 25, 2010 by Van Kampen U.S. Government Trust (the “Registrant”), on behalf of its series, Van Kampen U.S. Mortgage Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Registrant, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 47 to the Registrant’s Registration Statement which was filed under the Securities Act and the 1940 Act via IDEA on April 30, 2010.
General

Comment 1	Please confirm that the Registrant has made the filings with respect to its fidelity bond required by Rule 17g-1(g) under the 1940 Act for 2005.

Response 1	The Registrant confirms that it made the requisite filing for 2005 under Rule 17g-1(g) under the 1940 Act.

Comments to the Prospectus

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets.

Response 2	The Fund notes that such disclosure is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks,” and thus the Fund has not added any additional disclosure.

Comment 3	Please ensure that the Registrant includes in its Registration Statement the disclosure required by the Proxy Disclosure Enhancements included in Release IC-29092 effective February 28, 2010.

Response 3	The Registrant has included the requisite disclosure in its Registration Statement as requested.

Comment 4	With respect to the last sentence in the section entitled “Summary — Principal Investment Strategies,” please supplementally explain whether the Fund can substitute derivative instruments for securities included in its policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities at the time of investment.

Response 4	The Fund does not substitute derivative instruments for securities included in its 80% policy as articulated by the Staff.

Comment 5	In the first sentence of the section entitled “Investment Advisory Services — Portfolio Management,” please supplementally explain the use of the term “members” to refer to only one person listed in the prospectus as being primarily responsible for the day-to-day management of the Fund’s portfolio.

Response 5	The term “members” refers to analysts who are part of the Adviser’s Taxable Fixed Income team who assist in managing the Fund’s portfolio, but are not persons who are primarily responsible for the day-to-day management of the Fund’s portfolio.

Comments to the Statement of Additional Information

Comment 6	With respect to disclosure in the section entitled “Investment Objective, Investment Strategies and Risks — Inverse Floating Rate Obligations,” please supplementally explain whether the Fund participates in the creation of such instruments.

Response 6	The Fund does not participate in the creation of inverse floating rate obligations.
*          *          *
                           In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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